Exhibit 23.1

Consent of Independent Auditors, KPMG LLP

The Board of Directors

Netflix, Inc.:

We consent to incorporation herein by reference in this Registration Statement on Form S-8 of Netflix, Inc. of our report dated January 19, 2004, with respect to the balance sheets of Netflix, Inc. as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ (deficit) equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Netflix, Inc.

Our report dated January 19, 2004 contains an explanatory paragraph that states Netflix, Inc. changed its method of accounting for stock based compensation by adopting the fair value method with retroactive restatement of all prior periods.

/s/    KPMG LLP

Mountain View, California

February 26, 2004